RS Investment Trust
N-SAR Filing for June 30, 2013
Attachment

Item 77M0: Mergers

As of the opening of business on March 25, 2013, RS
Growth Fund acquired all of the assets and assumed all of the liabilities of RS Capital Appreciation
Fund, another series of RS Investment Trust, an open-end investment company, pursuant to a plan of reorganization approved by the Board of Trustees on December 12, 2012.